SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: November 12, 2015	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Global IR Partners
+886-6-507-7712	+1-914-337-8801
s.k._chen@chipmos.com	dpasquale@globalirpartners.com

ChipMOS REPORTS THIRD QUARTER 2015 RESULTS

3Q15 Highlights (as compared to 2Q15):

•	Net Revenue of US$146.4 Million Compared to US$153.7 Million

•	Gross Profit of US$26.5 Million Compared to US$34.4 Million

•	Gross Margin of 18.1% Compared to 22.4%

•	Net Earnings of US$0.49 Per Basic Common Share and US$0.48 Per Diluted Common Share Compared to US$0.08 Per Basic Common Share and US$0.08 Per Diluted Common Share

•	Generated US$118.7 Million Cash from Operations

•	Completed Authorized ChipMOS Taiwan and ChipMOS Bermuda Share Repurchase Programs

Hsinchu, Taiwan - 11/13/2015 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the third quarter ended September 30, 2015. All U.S. dollar figures in this release are based on the exchange rate of NT$32.98 against US$1.00 as of September 30, 2015.

Net revenue for the third quarter of 2015 was NT$4,827.1 million or US$146.4 million, a decrease of 4.8% from NT$5,069.1 million or US$153.7 million in the second quarter of 2015 and a decrease of 16.9% from NT$5,806.3 million or US$176.1 million for the same period in 2014. This is in-line with the Company’s guidance, which called for revenue to decrease approximately 2% to 7%, as compared to the second quarter of 2015.

Net income for the third quarter of 2015 was NT$454.4 million or US$13.8 million, and NT$16.11 or US$0.49 per basic common share and NT$15.85 or US$0.48 per diluted common share, as compared to net income for the second quarter of 2015 of NT$72.3 million or US$2.2 million, and NT$2.54 or US$0.08 per basic common share and NT$2.49 or US$0.08 per diluted common share, and compared to net income in the third quarter of 2014 of NT$573.2 million or US$17.4 million, and NT$19.37 or US$0.59 per basic common share and NT$18.92 or US$0.57 per diluted common share. Net earnings benefitted from a US$10.0 million foreign exchange gain, or approximately US$0.35 per basic common share and US$0.35 per diluted common share.

The unaudited consolidated financial results of ChipMOS for the third quarter ended September 30, 2015 included the financial results of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), ChipMOS U.S.A., Inc. and MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “The third quarter developed as expected with results inline with our guidance. The first half of the 2015 was stronger than the developing second half in large part due to an inventory correction in the later part of the year. Inventory continues to be digested in the channel but it will take time to get to a healthy level as LCD panel companies balance lower panel ASPs. The market situation has resulted in some idle capacity in our Taiwan facilities, which we plan to use to support demand that would have required a more immediate expansion of our Shanghai facility. We are continuing discussions around a potential expanded business venture in China but with more of a longer-term focus as we monitor the market inventory correction and existing capacity levels. This will allow management to focus our time on our ongoing corporate streamlining process. The Special Committee has made considerable progress since its formation a few months ago by the Board of Directors. Resolution of the final step in the streamlining of the Company is a top priority for both management and the Board. Overall, we continue to execute on our business strategy and our strategic goals. We anticipate that revenue for the fourth quarter, while lower sequentially, will come in better than typical Q4 seasonality, despite the market weakness, as we benefit from customer demand moving toward larger panels and higher resolution, driven by smartphones and 4K2K TVs.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “We were able to deliver an 18.1% gross margin on a consolidated basis in the third quarter on a lower revenue level, while generating US$118.7 million cash from our operations and reducing our non-GAAP net debt to equity ratio to -27.5% as of September 30, 2015 compared to -41.4% as of June 30, 2015. This is after we paid US$44.2 million in cash related to the share repurchase of ChipMOS Bermuda and ChipMOS Taiwan, after paying a US$25.5 million cash dividend in ChipMOS Taiwan, after paying a withholding tax of US$7.0 million, after a US$17.5 million debt repayment and after investing US$29.0 million in 3Q15 CapEx. Our non-GAAP EBITDA of 3Q15 was US$38.3 million, 26.2% of our revenue.”

Selected Operation Data

	3Q15		2Q15
Revenue by segment
Testing		26%		24%
Assembly		32%		31%
LCD Driver		27%		27%
Bumping		15%		18%

Utilization by segment
Testing		65%		65%
Assembly		61%		62%
LCD Driver		73%		75%
Bumping		59%		71%
Overall		65%		68%

CapEx	US$	29.0 million	US$	21.4 million
Testing		30%		22%
Assembly		32%		29%
LCD Driver		19%		30%
Bumping		19%		19%

Depreciation and amortization expenses	US$	23.0 million	US$	22.8 million

Condensed consolidated statements of cash flows	Period ended Sep. 30, 2015 US$ million	Period ended Sep. 30, 2014 US$ million
Net cash generated from (used in) operating activities	118.7	120.3
Net cash generated from (used in) investing activities	(113.3)	(81.9)
Net cash generated from (used in) financing activities	(111.7)	(9.7)
Net increase (decrease) in cash and cash equivalents	(106.3)	28.7
Effect of exchange rate changes on cash	1.0	0.0
Cash and cash equivalents at beginning of period	462.9	405.5
Cash and cash equivalents at end of period	357.6	434.2

Fourth Quarter 2015 Outlook

The Company expects revenue for the fourth quarter of 2015 will decrease approximately 4% to 9%, as compared to the third quarter of 2015, and as compared to the typical 10% seasonal decline for the same period. The Company expects gross margin on a consolidated basis to be in the range of approximately 14% to 18% for the fourth quarter of 2015. The Company anticipates depreciation and amortization expenses for the fourth quarter of 2015 to be approximately US$24 million. Operating expenses are expected to be approximately 9% to 11% of revenues in the fourth quarter of 2015 primarily resulting from the lower revenue. The Company expects CapEx spending to be approximately US$29 million in the fourth quarter of 2015, with CapEx spending for the full year 2015 to be less than US$125 million. The total number of the Company’s outstanding common shares at the end of the fourth quarter of 2015 is expected to be approximately 27 million.

Investor Conference Call / Webcast Details

ChipMOS will review detailed third quarter 2015 results on Thursday, November 12, 2015 at 7:00 PM Eastern Time (8:00 AM Taiwan time, Friday, November 13, 2015). The conference call-in number is +1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback is scheduled to be available in 2 hours after the conclusion of the conference call and will be accessible by dialing +1-858-384-5517, with confirmation ID number 13621917.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, China, ChipMOS and its subsidiaries provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS Taiwan, is listed on TWSE under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement the consolidated financial results presented in accordance with International Financial Reporting Standards (“IFRS”), ChipMOS uses non-GAAP free cash flow, non-GAAP earnings before interest, taxes, depreciation and amortization (“EBITDA”) and non-GAAP net debt to equity ratio in this press release. The non-GAAP free cash flow represents operating profit plus depreciation, amortization and interest income and less capital expenditures, non-controlling interests, interest expenses, income tax expense and dividend. The non-GAAP EBITDA represents operating profit plus depreciation and amortization. The non-GAAP net debt to equity ratio represents the ratio of net debt, the sum of debt less cash and cash equivalent, divided by equity attributable to equity holders of the Company. These non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS.

ChipMOS considers the use of non-GAAP free cash flow, non-GAAP EBITDA and non-GAAP net debt to equity ratio provides useful information to management to manage the Company’s business and make financial and operational decisions and also to the investors to understand and evaluate the Company’s business and operating performance. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this press release.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months Ended Sep. 30, Jun. 30, 2015, and Sep. 30, 2014

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Sep. 30, 2015	Jun. 30, 2015	Sep. 30, 2014
	USD	USD	USD
Revenue	146.4	153.7	176.1
Cost of revenue	(119.9)	(119.3)	(130.6)

Gross profit	26.5	34.4	45.5

Other operating income	0.9	0.7	0.8
Research and development expenses	(5.7)	(5.1)	(5.0)
Sales and marketing expenses	(0.6)	(0.9)	(0.8)
Administrative and general expenses	(6.0)	(5.5)	(5.3)
Other operating expenses	0.2	(1.0)	(1.7)

Operating profit	15.3	22.6	33.5

Non-operating income (expenses), net	9.8	(1.7)	2.9

Profit (loss) before tax	25.1	20.9	36.4

Income tax benefit (expense)	(3.8)	(11.0)	(6.1)

Profit (loss) for the year	21.3	9.9	30.3

Attributable to:
Equity holders of the Company	13.8	2.2	17.4
Non-controlling interests	7.5	7.7	12.9

	21.3	9.9	30.3

Profit (loss) for the year	21.3	9.9	30.3
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	2.2	0.4	0.5

Total other comprehensive income (loss)	2.2	0.4	0.5

Total comprehensive income (loss)	23.5	10.3	30.8

Attributable to:
Equity holders of the Company	15.1	2.4	17.7
Non-controlling interests	8.4	7.9	13.1

	23.5	10.3	30.8

Earnings (loss) per share attributable to the Company - basic	0.49	0.08	0.59

Shares outstanding (in thousands) - basic	28,212	28,512	29,585

Net income (loss) attributable to the Company - diluted	13.8	2.2	17.4

Earnings (loss) per share attributable to the Company - diluted	0.48	0.08	0.57

Shares outstanding (in thousands) - diluted	28,676	29,059	30,293

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.98 against US$1.00 as of Sep. 30, 2015. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months Ended Sep. 30, Jun. 30, 2015, and Sep. 30, 2014

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Sep. 30, 2015	Jun. 30, 2015	Sep. 30, 2014
	NTD	NTD	NTD
Revenue	4,827.1	5,069.1	5,806.3
Cost of revenue	(3,952.0)	(3,933.6)	(4,307.3)

Gross profit	875.1	1,135.5	1,499.0

Other operating income	28.7	23.4	26.2
Research and development expenses	(187.5)	(169.7)	(164.0)
Sales and marketing expenses	(20.0)	(28.7)	(26.9)
Administrative and general expenses	(199.0)	(183.4)	(175.0)
Other operating expenses	7.5	(32.0)	(56.8)

Operating profit	504.8	745.1	1,102.5

Non-operating income (expenses), net	321.8	(58.0)	96.7

Profit (loss) before tax	826.6	687.1	1,199.2

Income tax benefit (expense)	(124.9)	(361.2)	(200.3)

Profit (loss) for the year	701.7	325.9	998.9

Attributable to:
Equity holders of the Company	454.4	72.3	573.2
Non-controlling interests	247.3	253.6	425.7

	701.7	325.9	998.9

Profit (loss) for the year	701.7	325.9	998.9
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	73.6	13.0	17.4

Total other comprehensive income (loss)	73.6	13.0	17.4

Total comprehensive income (loss)	775.3	338.9	1,016.3

Attributable to:
Equity holders of the Company	497.4	79.2	583.7
Non-controlling interests	277.9	259.7	432.6

	775.3	338.9	1,016.3

Earnings (loss) per share attributable to the Company - basic	16.11	2.54	19.37

Shares outstanding (in thousands) - basic	28,212	28,512	29,585

Net income (loss) attributable to the Company - diluted	454.4	72.3	573.2

Earnings (loss) per share attributable to the Company - diluted	15.85	2.49	18.92

Shares outstanding (in thousands) - diluted	28,676	29,059	30,293

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Sep. 30, Jun. 30, 2015, and Sep. 30, 2014

Figures in Million of U.S. dollars (USD) (1)

	Sep. 30, 2015	Jun. 30, 2015	Sep. 30, 2014
	USD	USD	USD
ASSETS
Non-current assets
Available-for-sale financial assets	0.6	0.6	6.6
Investment in associates	10.2	9.9	—
Property, plant & equipment	422.3	415.7	382.1
Other non-current assets	10.8	10.7	9.8

Total non-current assets	443.9	436.9	398.5

Current assets
Inventories	53.1	53.6	51.8
Accounts and notes receivable	121.0	125.0	143.6
Short-term deposits	2.2	2.3	8.0
Other current assets	9.0	8.0	10.8
Cash and cash equivalents	357.6	444.8	434.2

Total current assets	542.9	633.7	648.4

Total assets	986.8	1,070.6	1,046.9

EQUITY AND LIABILITIES
EQUITY
Issued capital	1.0	1.0	1.0
Capital surplus	350.8	362.0	353.1
Retained earnings	74.5	76.6	57.6
Other component of equity	5.7	13.9	13.4

Equity attributable to equity holders of the Company	432.0	453.5	425.1

Non-controlling interests	196.6	196.9	242.9

Total equity	628.6	650.4	668.0

LIABILITIES
Non-current liabilities
Bank loans – non-current portion	151.1	175.3	146.6
Other non-current liabilities	17.5	17.6	17.7

Total non-current liabilities	168.6	192.9	164.3

Current liabilities
Accounts payable and payables to contractors and equipment suppliers	36.1	40.6	43.3
Other current liabilities	65.9	104.9	82.7
Bank loans – current portion	47.0	45.5	50.4
Short-term bank loans	40.6	36.3	38.2

Total current liabilities	189.6	227.3	214.6

Total liabilities	358.2	420.2	378.9

Total equity and liabilities	986.8	1,070.6	1,046.9

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.98 against US$1.00 as of Sep. 30, 2015. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Sep. 30, Jun. 30, 2015, and Sep. 30, 2014

Figures in Million of NT dollars (NTD)

	Sep. 30, 2015	Jun. 30, 2015	Sep. 30, 2014
	NTD	NTD	NTD
ASSETS
Non-current assets
Available-for-sale financial assets	18.5	18.5	217.7
Investment in associates	336.0	327.6	—
Property, plant & equipment	13,929.6	13,708.8	12,602.4
Other non-current assets	355.1	352.6	324.4

Total non-current assets	14,639.2	14,407.5	13,144.5

Current assets
Inventories	1,751.0	1,766.9	1,708.3
Accounts and notes receivable	3,989.5	4,122.8	4,735.6
Short-term deposits	71.7	74.7	263.5
Other current assets	296.4	264.1	355.3
Cash and cash equivalents	11,795.6	14,672.1	14,319.6

Total current assets	17,904.2	20,900.6	21,382.3

Total assets	32,543.4	35,308.1	34,526.8

EQUITY AND LIABILITIES
EQUITY
Issued capital	31.9	33.4	33.9
Capital surplus	11,570.9	11,938.9	11,644.2
Retained earnings	2,455.8	2,525.4	1,899.6
Other component of equity	188.9	459.3	442.9

Equity attributable to equity holders of the Company	14,247.5	14,957.0	14,020.6

Non-controlling interests	6,484.2	6,494.3	8,009.2

Total equity	20,731.7	21,451.3	22,029.8

LIABILITIES
Non-current liabilities
Bank loans – non-current portion	4,983.1	5,780.0	4,835.0
Other non-current liabilities	578.0	579.9	583.0

Total non-current liabilities	5,561.1	6,359.9	5,418.0

Current liabilities
Accounts payable and payables to contractors and equipment suppliers	1,190.4	1,337.9	1,427.6
Other current liabilities	2,172.2	3,460.3	2,728.9
Bank loans – current portion	1,548.1	1,500.0	1,662.4
Short-term bank loans	1,339.9	1,198.7	1,260.1

Total current liabilities	6,250.6	7,496.9	7,079.0

Total liabilities	11,811.7	13,856.8	12,497.0

Total equity and liabilities	32,543.4	35,308.1	34,526.8

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our operating profit to non-GAAP free cash flow for the periods indicated:

	Three months ended
	September 30, 2015	June 30, 2015	September 30, 2014
	USD	USD	USD
Operating profit	15.3	22.6	33.5
Add: Depreciation	23.0	22.8	21.8
Amortization	0.0	0.0	0.0
Interest income	0.5	0.6	0.5
Less: Capital expenditures	(29.0)	(21.4)	(18.8)
Non-controlling interest	(7.5)	(7.7)	(12.9)
Interest expense	(0.9)	(1.0)	(0.9)
Income tax expense	(3.8)	(11.0)	(6.1)
Dividend	—	—	—

Non-GAAP free cash flow	(2.4)	4.9	17.1

The table below sets forth a reconciliation of our operating profit to non-GAAP EBITDA for the periods indicated:

	Three months ended,
	September 30, 2015	June 30, 2015	September 30, 2014
	USD	USD	USD
Operating profit	15.3	22.6	33.5
Add: Depreciation	23.0	22.8	21.8
Amortization	0.0	0.0	0.0

Non-GAAP EBITDA	38.3	45.4	55.3

The table below sets forth a calculation of our non-GAAP net debt to equity ratio for the periods indicated:

	September 30, 2015	June 30, 2015	September 30, 2014
	USD	USD	USD
Short-term bank loans	40.6	36.3	38.2
Long-term bank loans (including current portion)	198.1	220.8	197.0
Less: Cash and cash equivalents	(357.6)	(444.8)	(434.2)

Net debt	(118.9)	(187.7)	(199.0)

Equity attributable to equity holders of the Company	432.0	453.5	425.1

Net debt to equity ratio	-27.5%	-41.4%	-46.8%